Post Holdings Partnering Corporation

2503 S. Hanley Road

St. Louis, Missouri 63144

May 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jonathan Burr

Re:	Post Holdings Partnering Corporation
Registration Statement on Form S-1
File No. 333-252910

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Post Holdings Partnering Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 25, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler or Wayne E. Williams, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 or (312) 862-7135, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert V. Vitale
Robert V. Vitale
President and Chief Investment Officer